UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                              Xpedite Systems, Inc.
                              --------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    893929100
                                    ---------
                                 (CUSIP Number)

                            Martha J. Flanders, Esq.
                    Lowenthal, Landau, Fischer & Bring, P.C.
                                 250 Park Avenue
                            New York, New York 10177
                             Tel. No. (212) 986-1116
                            ------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 19, 1997
                                 ----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 893929100


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert A. Epstein

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     489,734

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     None

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     489,734

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     489,734

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.45%

14   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 pages

                                  SCHEDULE 13D

CUSIP No. 893929100


Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Expedite Systems, Inc., a Delaware corporation ("Xpedite" or the "Company"). The principal executive office of Xpedite is located at 446 Highway 35, Eatontown, New Jersey 07724.

Item 2.   Identity and Background.

     This statement on Schedule 13D is being filed by Robert A. Epstein (the "Reporting Person") whose business address is 88 Field Point Road, Greenwich, CT 06836-2408. The Reporting Person is a real estate developer and part-time practicing attorney. During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.   Purpose of Transaction.

     In further explanation of subclause (a) of Item 4 of the General Instructions to Schedule 13D, the Reporting Person has sold 40,000 shares of the Common Stock as set forth below in Item No. 5. In addition, the Reporting Person has also, as further set forth below in Item No. 5, sold short against the box 231,100 shares of the Common Stock. Should the Reporting Person close out his short position with shares of Common Stock which are currently beneficially owned by him, his beneficial ownership of shares of the Common Stock will be reduced from 489,734 shares as reported herein, or 5.45% of the outstanding shares of Common Stock, to 258,634 shares, or 2.88% of the outstanding shares of Common Stock. When and whether the Reporting Person will close out his short position as aforesaid will depend upon prevailing market conditions and the Reporting Person's financial position.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Person owns 489,734 shares of the Common Stock, which represents approximately 5.45% of the Common Stock.

     (b) The Reporting Person has sole voting and investment power with respect to the 489,734 shares of Common Stock referred to herein.

     (c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Person except:

     On November 10, 1997, the Reporting Person sold 32,300 shares of Common Stock at a price of $27.375 per share from the Robert A. Epstein, Smith Barney Incorporated, IRA Custodian Account (the "IRA Account"), which transaction was effected in the over the counter market by or through Smith Barney Incorporated ("Smith Barney").

                               Page 3 of 5 pages

                                  SCHEDULE 13D

CUSIP No. 893929100


     On November 11, 1997, the Reporting Person sold 1,700 shares of Common Stock at a price of $27.375 per share from the IRA Account, which transaction was effected in the over the counter market by or through Smith Barney.

     On November 11, 1997, the Reporting Person sold 3,000 shares of Common Stock at a price of $27.375 per share from the IRA Account, which transaction was effected in the over the counter market by or through Smith Barney.

     On November 12, 1997, the Reporting Person sold 3,000 shares of Common Stock at a price of $29.75 per share from the IRA Account, which transaction was effected in the over the counter market by or through Smith Barney.

     On November 12, 1997, the Reporting Person sold short against the box 50,000 shares of Common Stock at a price of $30.00 per share from the Robert A. Epstein Smith Barney Account (the "Reporting Person's Account"), which transaction was effected in the over the counter market by or through Smith Barney.

     On November 12, 1997, the Reporting Person sold short against the box 100,000 shares of Common Stock at a price of $30.00 per share from the Reporting Person's Account, which transaction was effected in the over the counter market by or through Smith Barney.

     On November  13,  1997,  the  Reporting  Person sold short  against the box
79,100 shares of Common Stock at a price of $29.5448 per share from the Reporting Person's Account, which transaction was effected in the over the counter market by or through Smith Barney.

     On November 14, 1997, the Reporting Person sold short against the box 2,000 shares of Common Stock at a price of $29.0625 per share from the Reporting Person's Account, which transaction was effected in the over the counter market by or through Smith Barney.

     (d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Person has, through Smith Barney as set forth above in Item No. 5, sold short against the box 231,000 shares of the Common Stock. Should the Reporting Person close out his short position with shares of Common Stock which are currently beneficially owned by him, his beneficial ownership of shares of the Common Stock will be reduced from 489,734 shares as reported herein, or 5.45% of the outstanding shares of Common Stock, to 258,634 shares, or 2.88% of the outstanding shares of Common Stock. When and whether the Reporting Person will close out his short position as aforesaid will depend upon prevailing market conditions and the Reporting Person's financial position.

Item 7.  Material to be Filed as Exhibits.

     None.


                               Page 4 of 5 pages

                                  SCHEDULE 13D

CUSIP No. 893929100



                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                          November 19, 1997
                                          --------------------------
                                          (Date)


                                          /s/ Robert A. Epstein
                                          --------------------------
                                          Robert A. Epstein





                               Page 5 of 5 pages